SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

Komag, Incorporated
(Name of Subject Company)
State M Corporation,
a wholly owned subsidiary of
Western Digital Technologies, Inc.,
a wholly owned subsidiary of
Western Digital Corporation
(Name of Filing Persons (Offerors))
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)
500453204
(CUSIP Number of Class of Securities)

Raymond M. Bukaty
Senior Vice President, Administration, General Counsel and Secretary
Western Digital Corporation
20511 Lake Forest Drive
Lake Forest, California 92630
(949) 672-7000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)
With a copy to:

Steve L. Camahort, Esq.	J. Jay Herron, Esq.
Victoria D. Nassi, Esq.	Andor D. Terner, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
Embarcadero Center West	610 Newport Center Drive, 17th Floor
275 Battery Street, Suite 2600	Newport Beach, California 92660
San Francisco, California 94111	(949) 760-9600
(415) 984-8700
Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:
$995,610,777*	$30,565**

*	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $32.25 per share by the sum of (i) the 30,359,747 shares of common stock, par value $0.01 per share, of Komag, Incorporated (the “Shares”), issued and outstanding as of June 27, 2007, and (ii) the 511,905 Shares that are issuable as of July 9, 2007 under outstanding Komag stock options with an exercise price of less than $32.25 per Share.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. Such fee equals 0.00307% of the transaction value.
☑ Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identity the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,565	Filing Party:	State M Corporation, Western Digital Technologies, Inc. and Western Digital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	July 11, 2007
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ third-party offer subject to Rule 14d-1
☐ issuer tender offer subject to Rule 13e-4
☐ going-private transactions subject to Rule 13e-3
☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

     This Amendment No. 6 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 11, 2007, as amended on July 11, 2007, July 24, 2007, August 2, 2007, August 10, 2007 and August 30, 2007, by (i) Western Digital Corporation, a Delaware corporation (“Parent”), (ii) Western Digital Technologies, Inc., a Delaware corporation (“WDTI”) and a wholly owned subsidiary of Parent, and (iii) State M Corporation, a Delaware corporation (“Offeror”) and a wholly owned subsidiary of WDTI. This Schedule TO relates to the offer by Offeror to purchase all outstanding shares of common stock, $0.01 par value per share (the “Shares”), of Komag, Incorporated, a Delaware corporation (the “Company”), at a purchase price of $32.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).
     The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.
Items 4 and 8. Terms of the Transaction and Interest in Securities of the Subject Company
     Item 4 and Item 8 of the Schedule TO are hereby amended and supplemented by adding the following to the end thereof:
     “The Offer expired at 7:00 a.m., New York City time, on Wednesday, September 5, 2007. Based on preliminary information provided by Computershare Trust Company, N.A., the depositary for the Offer, 28,894,569 Shares were tendered and not withdrawn in the Offer (including Shares tendered by notice of guaranteed delivery), representing approximately 95.2% of the Company’s outstanding Shares (or approximately 86.6% of the Company’s outstanding Shares, excluding Shares tendered by notice of guaranteed delivery). Together with the Shares indirectly owned by Parent pursuant to the exercise of the Top-Up Option, Parent controls in excess of 90% of the outstanding Shares. The Offeror accepted all of the properly tendered Shares on September 5, 2007.
     On September 5, 2007, Parent issued a press release announcing the results and expiration of the Offer. The press release is contained in Exhibit (a)(1)(L) of Schedule TO and the information set forth in the press release is incorporated herein by reference.
     On September 5, 2007, Parent also announced that the closing of the second step merger of the Offeror with and into the Company (the “Merger”), with the surviving corporation becoming a wholly-owned subsidiary of WDTI, occurred today. The Merger was accomplished pursuant to Section 253 of the General Corporation Law of the State of Delaware providing for the Merger without a vote of the Company’s stockholders. All remaining stockholders of the Company who did not tender their shares in the Offer or validly demand appraisal rights in accordance with Delaware law have the right to receive the same $32.25 per Share paid in the Offer, net to the holder thereof in cash, without interest, less any required withholding taxes.”
Item 12.      Exhibits.
     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit and exhibit footnote:
(a)(1)(L) Press Release issued by Western Digital Corporation on September 5, 2007. (7)
(7) Incorporated by reference to the Form 8-K filed by Parent on September 5, 2007.

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 5, 2007

STATE M CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Secretary

WESTERN DIGITAL TECHNOLOGIES, INC.
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

WESTERN DIGITAL CORPORATION
By:	/s/ Raymond M. Bukaty
	Name:	Raymond M. Bukaty
	Title:	Senior Vice President, Administration, General Counsel and Secretary

EXHIBIT INDEX

Exhibit
No.

(a)(1)(A)	Offer to Purchase, dated July 11, 2007. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *

(a)(1)(G)	Form of Summary Advertisement as published in The New York Times on July 11, 2007. **

(a)(1)(H)	Press Release issued by Western Digital Corporation and Komag, Incorporated on June 28, 2007. (1)

(a)(1)(I)	Prepared Remarks for Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (2)

(a)(1)(J)	Transcript of Conference Call conducted by Komag, Incorporated and Western Digital Corporation on June 28, 2007. (3)

(a)(1)(K)	Press Release issued by Western Digital Corporation on August 2, 2007. **

(a)(1)(L)	Press Release issued by Western Digital Corporation on September 5, 2007. (7)

(b)(1)(A)	Senior Financing Commitment Letter between Western Digital Technologies, Inc., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. **

(b)(1)(B)	Credit Agreement, dated August 30, 2007, among Western Digital Technologies, Inc.; lenders party thereto; Goldman Sachs Credit Partners L.P., as administrative agent; Citicorp Global Capital Markets and JPMorgan Chase Bank, N.A., as co-syndication agents; and Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as arrangers. (6)

(d)(1)	Agreement and Plan of Merger, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and Komag, Incorporated. (4)

(d)(2)	Tender and Voting Agreement, dated as of June 28, 2007, among Western Digital Corporation, State M Corporation and the individuals listed on the signature page thereto. (4)

(d)(3)	Confidentiality Agreement, dated as of June 13, 2007, between Western Digital Corporation and Komag, Incorporated. **

(d)(4)	Volume Purchase Agreement, dated June 6, 2005, by and between Komag, Incorporated, Komag USA (Malaysia) Sdn, and Western Digital Corporation, as amended by Amendment No. 1 dated July 22, 2005, Amendment No. 2 dated November 29, 2005 and Amendment No. 3 dated January 31, 2006. (5)

(g)	Not applicable.

(h)	Not applicable.

*	Included in mailing to stockholders. Previously filed.

**	Previously filed.

(1)	Incorporated by reference to the Schedule TO-C filed by Parent on June 28, 2007.

(2)	Incorporated by reference to the Schedule TO-C filed by Parent on June 29, 2007.

(3)	Incorporated by reference to the Schedule TO-C filed by Parent on July 2, 2007.

(4)	Incorporated by reference to the Form 8-K filed by Parent on June 29, 2007.

(5)	Incorporated by reference to Exhibits 10.29 and 10.29.1 filed with Parent’s Form 10-K filed on September 14, 2005 and to Exhibits 10.29.2 and 10.29.3 filed with Parent’s Form 10-Q filed on February 8, 2006 (certain portions of these exhibits have been omitted pursuant to confidential treatment requests filed separately with the Securities and Exchange Commission).

(6)	Incorporated by reference to the Form 8-K filed by Parent on August 30, 2007.

(7)	Incorporated by reference to the Form 8-K filed by Parent on September 5, 2007.